UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PAE Incorporated

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

69290Y109

(CUSIP Number)

Mary Ann Sigler

Platinum Equity Advisors, LLC

360 North Crescent Drive

Beverly Hills, CA 90210

(310) 712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69290Y109	13D	Page 2 of 21 pages

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,424,398
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,424,398
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,424,398
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.2%
14	Type of Reporting Person IN

CUSIP No. 69290Y109	13D	Page 3 of 21 pages

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,424,398
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,424,398
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,424,398
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.2%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 4 of 21 pages

1	Names of Reporting Persons Platinum Equity Investment Holdings III Manager, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 5 of 21 pages

1	Names of Reporting Persons Platinum Equity Investment Holdings III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 6 of 21 pages

1	Names of Reporting Persons Platinum Equity Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 7 of 21 pages

1	Names of Reporting Persons Platinum Equity Capital Shay Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 8 of 21 pages

1	Names of Reporting Persons Platinum Equity Capital Shay Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 9 of 21 pages

1	Names of Reporting Persons Platinum Equity Capital Partners-A III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 10 of 21 pages

1	Names of Reporting Persons Platinum Equity Capital Partners-B III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 11 of 21 pages

1	Names of Reporting Persons Platinum Equity Capital Partners-C III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 12 of 21 pages

1	Names of Reporting Persons PE Shay Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,919,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,919,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,919,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 13 of 21 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock (the “Class A Stock”) of PAE Incorporated, a Delaware corporation (the “Issuer”) whose principal executive offices are located at 7799 Leesburg Pike, Suite 300 North, Falls Church, VA 22043. Prior to the Business Combination (as defined below), the Issuer was known as Gores Holdings III, Inc. (“Gores Holdings”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1) Tom Gores,

2) Platinum Equity, LLC,

3) Platinum Equity Investment Holdings III Manager, LLC,

4) Platinum Equity Investment Holdings III, LLC,

5) Platinum Equity Partners III, LLC,

6) Platinum Equity Capital Shay Partners I, L.P.,

7) Platinum Equity Capital Shay Partners II, L.P.,

8) Platinum Equity Capital Partners-A III, L.P.,

9) Platinum Equity Capital Partners-B III, L.P.,

10) Platinum Equity Capital Partners-C III, L.P., and

11) PE Shay Holdings, LLC.

Tom Gores is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of these Reporting Persons is 360 North Crescent Drive, Beverly Hills, California 90210. Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity, LLC. Each of the other Reporting Persons is principally engaged in the business of investments in securities.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Stock reported in this Schedule 13D were acquired as follows:

•

746,474 shares of Class F Stock of the Issuer, par value $0.0001 per share (“Class F Stock”) and warrants to purchase 958,170 Class A Stock (“Class A Warrants”) were acquired in a distribution by Gores Sponsor III LLC, the Issuer’s sponsor prior to the consummation of the Merger (as defined below), to certain of its investors, including Platinum Equity, LLC. The shares of Class F Stock were converted into 746,474 shares of Class A Stock in connection with the Merger.

CUSIP No. 69290Y109	13D	Page 14 of 21 pages

•

800,176 shares of Class A Stock were acquired pursuant to a private placement by the Issuer (the “Private Placement”) at a price of $9.20 per share of Class A Stock. The source of funds for these shares of Class A Stock, approximately $7.36 million in the aggregate, was the general working capital of Platinum Equity, LLC.

•

20,919,578 shares of Class A Stock were acquired as partial consideration in the Business Combination (as defined below) pursuant to that certain merger agreement (the “Merger Agreement”), dated as of November 1, 2019, by and among Gores Sponsor, EAP Merger Sub, Inc. (“First Merger Sub”), EAP Merger Sub II, LLC (“Second Merger Sub”), Shay Holding Corporation (“Shay”) and Platinum Equity Advisors, LLC (solely as representative of the stockholders of Shay) in exchange for the Reporting Persons’ equity interests in PAE Holding Corporation and Pacific Architects and Engineers, LLC.

Item 4.	Purpose of Transaction.

Business Combination

On February 10, 2020, pursuant to the Merger Agreement, First Merger Sub merged with and into Shay, with Shay surviving the merger (the “First Merger”). Immediately following the First Merger, Shay merged with and into Second Merger Sub, with Second Merger Sub surviving the merger (the “Second Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, Shay became a wholly owned subsidiary of the Issuer, with the stockholders of Shay becoming securityholders of the Issuer. In connection with the closing of the Business Combination, certain of the Reporting Persons received an aggregate of 20,919,578 shares of Class A Stock.

Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer entered into a registration rights agreement with the Shay stockholders and certain other identified investors (the “Registration Rights Agreement”), pursuant to which the Reporting Persons are entitled to demand registration rights, short-form registration rights, shelf registration rights and piggyback registration rights.

Investor Rights Agreement

At the closing of the Business Combination, the Issuer and PE Shay Holdings, LLC entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which the Issuer has granted the Reporting Persons the right to nominate up to two directors to serve on the Issuer’s board of directors (the “Board”), whereby initially, one of the two nominees will be the Issuer’s Chief Executive Officer, who will be nominated as a Class II director, and the other nominee will be a representative of the Reporting Persons, who will be nominated as a Class III director. The Reporting Persons will also have the right to nominate three independent directors that would be reasonably accepted by the Issuer. The Reporting Persons will continue to have a right to appoint up to two directors as long as they hold at least 10% of the total outstanding shares of Class A Stock. If the Reporting Persons hold less than 10% but greater than or equal to 5% of the outstanding Class A Stock, they will have the right to appoint one director, and if they hold less than 5% of the outstanding Class A Stock, they will not have a right to appoint any directors.

CUSIP No. 69290Y109	13D	Page 15 of 21 pages

In addition, for so long as the Reporting Persons have the right to nominate a director, they will also have the right to (i) designate the chairman of the Board, (ii) appoint one representative to each committee of the Board other than the audit committee, (iii) subject to applicable law and stock exchange requirements, appoint one observer to each committee of the Board and (iv) subject to applicable law and stock exchange requirements, require that the Board does not exceed five directors.

Lock-Up

At the closing of the Business Combination, each Shay stockholder, including certain of the Reporting Persons, executed an Investor Representation Letter for the benefit of the Issuer in which each Shay stockholder agreed not to dispose of any shares of Class A Stock for 180 days after the closing date other than in certain limited circumstances described in greater detail in such Investor Representation Letter.

In addition, Platinum Equity, LLC is bound by the provisions of that certain Letter Agreement by and among the Issuer, the Issuer’s pre-Closing Date officers and directors and Gores Sponsor III LLC, dated as of September 6, 2018 (the “Insider Letter Agreement”) pursuant to which the Reporting Persons may not dispose of any Class A Stock for 180 days after the closing of the Business Combination or any Class A Warrants for 30 days after the closing of the Business Combination.

The foregoing descriptions of the Registration Rights Agreement, Investor Rights Agreement, Investor Representation Letter and Insider Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Investor Representation Letter and Insider Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Investor Rights Agreement, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

CUSIP No. 69290Y109	13D	Page 16 of 21 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Stock and percentage of shares of Class A Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 92,040,654 shares of Class A Stock following completion of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tom Gores	23,424,398	25.2%	0	23,424,398	0	23,424,398
Platinum Equity, LLC	23,424,398	25.2%	0	23,424,398	0	23,424,398
Platinum Equity Investment Holdings III Manager, LLC	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Investment Holdings III, LLC	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Partners III, LLC	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Capital Shay Partners I, L.P.	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Capital Shay Partners II, L.P.	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Capital Partners-A III, L.P.	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Capital Partners-B III, L.P.	20,919,578	22.7%	0	20,919,578	0	20,919,578
Platinum Equity Capital Partners-C III, L.P.	20,919,578	22.7%	0	20,919,578	0	20,919,578
PE Shay Holdings, LLC	20,919,578	22.7%	0	20,919,578	0	20,919,578

CUSIP No. 69290Y109	13D	Page 17 of 21 pages

PE Shay Holdings, LLC is the record holder of 20,919,578 shares of Class A Stock. In addition, Platinum Equity, LLC is the record holder of 1,546,650 shares of Class A Stock and 958,170 Class A Warrants.

Platinum Equity Capital Shay Partners I, L.P., Platinum Equity Capital Shay Partners II, L.P., Platinum Equity Capital Partners-A III, L.P., Platinum Equity Capital Partners-B III, L.P., and Platinum Equity Capital Partners-C III, L.P. (collectively, the “Platinum Funds”) collectively own a majority of the equity interests of PE Shay Holdings, LLC. As a result, the Platinum Funds may be deemed to beneficially own the securities held by PE Shay Holdings, LLC.

Platinum Equity, LLC is the sole member of Platinum Equity Investment Holdings III Manager, LLC, which is the sole manager of Platinum Equity Investment Holdings III, LLC, which is the senior managing member of Platinum Equity Partners III, LLC. Platinum Equity Partners III, LLC is the general partner of each of the Platinum Funds. Therefore, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by the Platinum Funds.

Mr. Gores is the Chairman and Chief Executive Officer of Platinum Equity, LLC. As a result, Mr. Gores may be deemed to share voting and investment power with respect to all shares of Class A Stock of the Issuer beneficially owned by Platinum Equity, LLC.

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement, Investor Rights Agreement, Investor Representation Letter and Insider Letter Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 69290Y109	13D	Page 18 of 21 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated February 10, 2020, by and among PAE Incorporated (f/k/a Gores Holdings III, Inc.), Gores Sponsor III LLC, Randall Bort, William Patton, Jeffrey Rea and the stockholders of Shay Holding Corporation (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 14, 2020).

3	Investor Rights Agreement, dated February 10, 2020, by and between PAE Incorporated (f/k/a Gores Holdings III, Inc.) and PE Shay Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 14, 2020).

4	Form of Investor Representation Letter (incorporated by reference to Annex G to the Issuer’s Definitive Merger Proxy on Schedule 14A filed on January 24, 2020).

5	Form of Letter Agreement, dated September 6, 2018, by and between Gores Holdings III, Inc. and each of its officers and directors and Gores Sponsor III LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on September 12, 2018).

99	Power of Attorney of Tom Gores (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons on February 19, 2020).

CUSIP No. 69290Y109	13D	Page 19 of 21 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2020

TOM GORES

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

CUSIP No. 69290Y109	13D	Page 20 of 21 pages

PLATINUM EQUITY PARTNERS III, LLC
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY CAPITAL SHAY PARTNERS I, L.P.
By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY CAPITAL SHAY PARTNERS II, L.P.
By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY CAPITAL PARTNERS-A III, L.P.
By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY CAPITAL PARTNERS-B III, L.P.
By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

CUSIP No. 69290Y109	13D	Page 21 of 21 pages

PLATINUM EQUITY CAPITAL PARTNERS-C III, L.P.
By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary

PE SHAY HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name:	Justin Maroldi
Title:	Assistant Secretary